Exhibit 99.1

Mint Delivers First FLOKI Minibot M1 Prototype

Introducing a New AI-Powered Companion for the Asia Pacific Market

&

Marking the Group’s Strategic Entry

into the Region’s Rapidly Expanding Consumer Robotics Sector

Hong Kong, Feb. 25, 2026 (GLOBE NEWSWIRE) -- Mint Incorporation Limited (“Mint” or the “Group”, NASDAQ: MIMI), a Hong Kong-based company with a new strategic focus on artificial intelligence (AI) and robotics, and an established business interior design and fit-out works provider, today announced the successful delivery of the first prototype of the FLOKI Minibot M1, an AI-powered companion robot developed in collaboration with Rice Robotics Holdings Limited (“Rice Robotics”). This milestone marks the Group’s official entry into the fast-growing consumer robotics (B2C) market, as part of its broader strategy to diversify its business operations.

The FLOKI Minibot M1 is engineered to serve as an intelligent daily companion, blending a personality-driven AI with practical functionalities. These include smart reminders, proactive notifications, natural and engaging conversation, concierge services, and educational tutoring. The robot is designed to distinguish itself in the market through its capacity to develop a personalized interaction style with each user, delivering a more intuitive and engaging experience than certain existing companion robotic products.

Mr. Damian Chan, Chairman of the Board and Chief Executive Officer of Mint commented: “We are immensely proud of the progress achieved with the FLOKI Minibot M1. Its delivery marks a significant step forward in our strategic entry into the B2C robotics market. Consumer demand for AI-powered companions is accelerating rapidly, and we believe the FLOKI Minibot M1 is uniquely positioned to meet this need by integrating advanced AI-driven features with a deeply engaging and personalized user experience.”

The launch of the FLOKI Minibot M1 strategically positions Mint to capitalize on the exceptional growth of the AI robotics market, particularly within the Asia Pacific region. Future development roadmaps for the FLOKI Minibot M1 include enhancements tailored for the education, hospitality, and entertainment sectors, further broadening its commercial potential, subject to further research, development and commercialization efforts.

The prototype was co-developed by the R&D team at Axonex Intelligence Limited, Mint’s wholly-owned subsidiary, and Rice Robotics Limited, a renowned player in the delivery robotics sector. This partnership leverages Mint’s robust expertise in robotics R&D with Rice Robotics’ market-tested vision for integrated AI solutions. The first prototype was proudly showcased at the British Education Training and Technology Show in the U.K. in early 2026. Axonex and Rice Robotics have formalized their collaboration with an agreement to deliver up to 800 FLOKI Minibot M1 units by the end of the first quarter of 2026. Mint and certain investors have agreed in principle to increase their total proposed investment from HK$10 million to HK$15 million for the formation of the proposed strategic joint venture with Rice Robotics Holdings Limited, subject to definitive documentation and customary closing conditions.

Mr. Chan added, “This milestone is a testament to Mint’s dedication to innovation and value creation. Our successful collaboration with Rice Robotics empowers us to deliver solutions that fundamentally enhance how people interact with technology in their daily lives. As we scale production and expand our market presence, we are confident that the FLOKI Minibot M1 will become a cornerstone of our robotics portfolio, driving top-line growth and delivering long-term value for our shareholders.”

Mint Delivers First FLOKI Minibot M1 Prototype Introducing a New AI-Powered Companion for the Asia Pacific Market

26 February 2026

The introduction of the FLOKI Minibot M1 aligns with Mint’s overarching strategy to seize opportunities within the expanding “Physical AI” market—intelligent systems that harmoniously integrate hardware and software to operate autonomously in real-world environments. With the FLOKI Minibot M1 progressing toward commercial release and a robust pipeline of next-generation robotics solutions, Mint is well-positioned to thrive in the rapidly growing Asia Pacific AI robotics market while continuing to develop its capabilities in innovation and technology.

Photo Caption

The first prototype of AI-Powered Companion, FLOKI Minibot M1, was proudly showcased at the British Education Training and Technology Show in the U.K. in early 2026.

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About Mint Incorporation Limited

Mint Incorporation Limited (NASDAQ: MIMI), a Hong-Kong based enterprise listed on NASDAQ, specializes in artificial intelligence (AI), robotics, and interior design. Through its subsidiary Axonex Intelligence Limited, the company delivers intelligent robotics and facility management solutions to enterprises, real estate, shopping centers, government agencies, and more. Mint also operates Matter International Limited, providing professional interior design and renovation services. With a focus on innovation and practical applications, Mint is committed to enhancing efficiency, safety, and quality of life across industries.

Rice Robotics Holdings Limited

Rice Robotics Holdings Limited is a renowned leader in autonomous delivery robot solutions, with a strong market presence across Asia. The company specializes in the design, development, and deployment of intelligent robotic systems for logistics and service industries. Its core technology platforms serve high-profile clients in Japan, demonstrating proven reliability in complex operational environments. With a focus on innovation and real-world application, Rice Robotics is committed to transforming last-mile delivery and service automation, enhancing operational efficiency and redefining customer experiences.

Forward-Looking Statements

Certain statements in this release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results disclosed in the Company’s filings with the SEC.

Media Enquiries

Strategic Financial Relations Limited

Vicky Lee	Tel: (852) 2864 4834	E-mail: vicky.lee@sprg.com.hk
Rachel Ko	Tel: (852) 2114 2370	E-mail: rachel.ko@sprg.com.hk
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